June 8, 2011

Laura Anne Corsell, Esq.
Montgomery, McCracken, Walker & Rhoads, LLP
123 South Broad Street
Philadelphia, Pennsylvania 19109

Re: Rochdale High Yield Advances Fund LLC
        File No. 811-22539

Dear Ms. Corsell:

        We have reviewed your comment response memorandum of June 2, 2011. Based on our review of the memorandum, we have the following additional comments.

        Response number 2 – states that "the failure of the actual dollars collected…will signal the need for a more intense review of the pool of Underlying Contracts."

    (i)   What specific additional procedures will be performed by the Adviser?
    (ii)   What are Peachtree and Settlement Funding's obligations under this "more intense review" process?
    (iii)   What actions can the Adviser compel Settlement Funding and/or Peachtree to undertake to resolve the shortfall in actual dollars collected?

Response number 2 – states for "the payment schedule associated with the Portfolio Note, assume that Litigation Proceeds generated by the Underlying Contracts backing the Portfolio Note will be substantially similar to Litigation Proceeds generated by Litigation Proceeds Purchase contracts held by Peachtree and resolved during prior periods." However on Page 14 of the N-2 it is stated that "you should not assume that the Historical Net Loss Rate is predictive of the loss rate applicable to the Aggregate Face Value of the Underlying Contracts." These two statements appear to be inconsistent: how do you reconcile them?

Response number 3 – states in the last paragraph that the contracts covered in the review by Rochdale included contracts owned by Peachtree during the period January 1, 2005 to December 31, 2011. Clarify how the Adviser is able to conduct due diligence on contracts from future periods?

Response number 4(a) – states in reference to the 20,000 contracts analyzed by Rochdale that the "analysis revealed that outcomes and collection rates varied only slightly based on the characteristics examined." Provide a summary of the outcomes and collection rates analyzed by characteristics examined; alternatively, based on Peachtree Northeast's specific, objective criteria as part of its origination process as described on page 20-21 of the N-2 (e.g., by Causality, Insurance Requirements, Jurisdiction, Status of Counsel, and Type of Injury/Fee arrangement).

Response number 4(a) – states the Selection Pool, as a statistical matter, is expected to experience results comparable to those experienced by the Peachtree Historical Pool. Further, **response number 4(b)** asserts "the pool backing the Portfolio Note represents a cross-section of cases and types of contracts that meet Rochdale's desired level of diversification…"

    (i)   Given the two pools are dissimilar by design, what is the basis for the above referenced assertion in response number 4(a)?

    (ii)   If statistical measures were considered, what were they and how will you adjust for the differences between the two pools?

Response number 4(b) – Given that each case is unique and the expected outcome is dependent on an assessment of uncorrelated factors, what is the basis for the statement "Rochdale's belief that no individual case matters, but rather, what matters is the robustness of the Portfolio"?

Response number 4(c) - states "Rochdale believes that the analysis that matters is conducted at a Portfolio level" in reference to measuring losses on unresolved cases. However, in 4(e) it is stated that Peachtree's policies are designed to "deal with circumstances of individual cases." Why is there a difference in the level of analysis to be performed by Rochdale and what is performed by Peachtree?

Response number 4(e) - states that it is based on the circumstances of individual cases. We respectively request you provide additional details of Peachtree's policy for taking write-downs and charge-offs on cases. Your response should include, but not be limited to, a discussion of the below listed items.

    (i)   Copy of the current accounting policy or the underlying principles and specific parameters that are considered and evaluated.

    (ii)   Is the policy consistent for all types of cases?

    (iii)   Details of any changes in the policy during the Adviser's review period (2005 – 2011).

Response number 5 (general) – states "Rochdale does, however, use periodic cash flow projections as one input in determining the Portfolio Note's fair value". This suggests the Adviser will also rely on other methods of determining the Portfolio Note's fair value. Provide details on the alternative methodologies. Your response should cover the applicable items as noted in our question number 5.

Response number 5 – makes numerous references to "statistical analysis". What is the nature of the statistical analysis and what statistics were considered?

Responses number 5(a) and 5(c) - state that if the SPE consistently pays down the principal and interest owed on the Portfolio Note that it may be appropriate to value the Portfolio Note at Par? How can this be appropriate when ASC 820 states that fair value is the price that would be received to sell an asset in an orderly transaction between market participants? Per Page 12 of the offering document, the Note is subject to restrictions and administrative requirements on its resale and it cannot be subdivided without consent of the SPE. The value of the Note will be contingent upon numerous factors including cash flows, interest rate changes and issuer credit worthiness. With these facts and characteristics is it appropriate to value the Note at par?

Response number 5(g) – Your response sought clarification with respect to the terms, "calibrate assumptions" and "measurement date" as used in the context of question 5(g).

(i)   Calibrate assumptions refers to the need to adjust certain inputs to fit/match the characteristics of the Underlying Contracts. For example, the HNLR is based on a continuous compilation of data as cases are resolved, written-down, or charged-off (the "HNLR pool"). Given the Underlying Contracts is a static pool and as cases are resolved, written-down, or charged-off, the composition of the Underlying Contracts changes (as does the HNLR pool). The need to calibrate the HNLR statistic may arise if the characteristics (type, geography, vintage, etc.) of the remaining Underlying Contracts differ from the HNLR pool.

(ii)   Measurement date refers to the periodic reporting dates that the fair value of the Portfolio Note would have to be determined for filings with the Commission.

Response number 6 was not responsive to the initial questions raised. You assert the most significant factor is the extent to which payments of Litigation Proceeds are in line with initial expectations. You referred us to and we note your responses in other items in the comment letter which allude to generally adjusting the statistical assumptions.

(i)   How is an adjustment to the statistical assumptions, which we are led to believe in your responses to affect the level of expected cash flows, reflect the adjustment necessary to capture the impact of "relative liquidity, creditworthiness and other factors unique to the pool of financial assets backing the Portfolio Note" (as described on page 49 of the N-2) on the reference interest rates to be used as a basis of the discount rate?

(ii)   We respectfully request that you fully describe the process to estimate the Other Subjective Factors and how such adjustments will be quantified, including sources of any benchmarks and studies.

Response number 7 – states you are unable, at this time, to respond to our questions. Alternatively, if Peachtree records its portfolio of Litigation Proceeds Purchase Contracts at fair value and its financial statements audited by an independent accounting firm, we would appreciate responses to the following items:

(i)   How does Peachtree's independent accounting firm satisfy the items raised in question 7?

(ii)   If there are material differences in the Valuation Procedures of the Fund and Peachtree, discuss the nature and impact of the differences in the Valuation Procedures.

      We may have additional comments on disclosures made in response to this letter.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have may be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano